EXHIBIT 99.9

CONSENT OF THOMAS VEHRS

CONSENT OF EXPERT

I hereby consent to the use of my name, Thomas Vehrs, and reference to my name, and the technical information contained in the Annual Information Form of Fortuna Silver Mines Inc. (the “Company”) for the year ended December 31, 2013 described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2013 filed with the United States Securities and Exchange Commission.

Dated the 26th day of March, 2014.

“Thomas Vehrs”

Thomas Vehrs, Ph.D., Registered Member SME